EXHIBIT 11

COMPUTATION OF LOSS PER SHARE
(Dollars in thousands, except share amounts)
(Unaudited)
	Three Months Ended
	June 30, 2011	June 30, 2010

Net Income	$65	$(9,968)
Weighted average common shares outstanding for computation of basic EPS	12,652,063	12,631,821
Dilutive common-equivalent shares	--	--
Weighted average common shares for computation of diluted EPS	12,652,063	12,631,821

Earnings per common share:
Basic	$0.01	$(0.79)
Diluted	$0.01	$(0.79)

	Nine Months Ended
	June 30, 2011	June 30, 2010

Net Income	$(5,670)	$(21,006)
Weighted average common shares outstanding for computation of basic EPS	12,647,167	12,623,577
Dilutive common-equivalent shares	--	--
Weighted average common shares for computation of diluted EPS	12,647,167	12,623,577

Earnings per common share:
Basic	$(0.45)	$(1.66)
Diluted	$(0.45)	$(1.66)